Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement File No. 333-217200

Revised Pricing Term Sheet

Dated January 25, 2019

Bank of Montreal

US$417,000,000

Senior Medium-Term Notes, Series E

consisting of

US$417,000,000 Floating Rate Notes due 2021

Issuer:	Bank of Montreal (the “Bank”)

Title of Securities:	Floating Rate Senior Notes due 2021 (the “Notes”)

Aggregate Principal Amount Offered:	US$417,000,000 (increased from the US$360,000,000 aggregate principal amount priced on January 24, 2019).

Maturity Date:	January 22, 2021

Price to Public:	100.000%, plus accrued interest, if any, from January 29, 2019.

Underwriting Commission:	0.200% per Note.

Net Proceeds to the Bank after Underwriting Commission and Before Expenses:	US$416,166,000

Coupon:	For each Interest Period, the then-applicable Three-Month LIBOR rate for U.S. dollars, determined on the Interest Determination Date for that Interest Period, plus 0.40% (40 basis points). In no event will the interest on the Notes be less than zero.

Interest Payment Dates:	January 22, April 22, July 22 and October 22 of each year, beginning on April 22, 2019 (each, an “Interest Payment Date”). Interest will accrue from January 29, 2019.

Regular Record Dates:	January 7, April 7, July 7 and October 7.

Interest Determination Dates:	The second London Business Day immediately preceding the applicable interest reset date (as provided for below). The Interest Determination Date for the initial Interest Period will be the second London Business Day immediately preceding the Settlement Date.

Interest Reset Date:	Each Interest Payment Date.

Interest Period:	The period commencing on any Interest Payment Date (or, with respect to the initial Interest Period only, commencing on January 29, 2019) to, but excluding, the next succeeding Interest Payment Date, and in the case of the last such period, from and including the Interest Payment Date immediately preceding the Maturity Date to but not including such Maturity Date.

London Business Day:	Any day on which dealings in U.S. dollars are transacted in the London interbank market.

Three-Month LIBOR:	For any Interest Determination Date, the offered rate for deposits in the London interbank market in U.S. dollars having an index maturity of three months, as of approximately 11:00 a.m., London time, on such Interest Determination Date. LIBOR will be determined by the offered rate appearing on the Reuters screen LIBOR01 page or any replacement page or pages on which London interbank rates of major banks for U.S. dollars are displayed (such determination to be made as set forth in the prospectus supplement accompanying the pricing supplement).

Day Count:	Actual/360.

Day Count Convention:	If any Interest Payment Date falls on a day that is not a business day for the Notes, the Bank will postpone the making of such interest payment to the next succeeding business day (and interest thereon will continue to accrue to but excluding such succeeding business day) unless the next succeeding business day is in the next succeeding calendar month, in which case such Interest Payment Date shall be the immediately preceding business day and interest shall accrue to but excluding such preceding business day. If the Maturity Date or a redemption date for the Notes would fall on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, but no additional interest shall accrue and be paid unless the Bank fails to make payment on such next succeeding business day.

Calculation Agent:	BMO Capital Markets Corp. For each Interest Period, the Calculation Agent will calculate the amount of accrued interest by multiplying the principal amount of the Note by an accrued interest factor for the Interest Period. This factor will equal the sum of the interest factors calculated for each day during the Interest Period. The interest factor for each day will be expressed as a decimal and will be calculated by dividing the interest rate, also expressed as a decimal, applicable to that day by 360.

Redemption Provisions:	The Notes may be redeemed upon the occurrence of certain events pertaining to Canadian taxation.

Canadian Bail-in Powers Acknowledgement:	Yes. The Notes are subject to bail-in conversion under the Canadian bail-in regime.

Trade Date:	January 24, 2019 with respect to US$360,000,000 aggregate principal amount of the Notes and January 25, 2019 with respect to US$57,000,000 aggregate principal amount of the Notes.

Settlement Date:	January 29, 2019 (T+3) with respect to the US$360,000,000 aggregate principal amount of the Notes priced on January 24, 2019; (T+2) with respect to the US$57,000,000 aggregate principal amount of the Notes priced on January 25, 2019.

CUSIP:	06367WHA4

Denominations:	US$2,000 and multiples of US$1,000 in excess thereof.

Joint Book-Running Managers:	BMO Capital Markets Corp. Wells Fargo Securities, LLC

The Notes are bail-inable debt securities (as defined in the prospectus) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes more than two business days prior to the settlement date will be required, by virtue of the fact that some of the Notes initially will settle in three business days (T+3), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

The Bank has filed a registration statement (File No. 333-217200) (including a pricing supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank, any underwriter or any dealer participating in the offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you request them by calling BMO Capital Markets Corp. toll-free at 1-866-864-7760 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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